EXHIBIT 3.3


     Section 5 of the Company's Articles of Incorporation shall be amended and restated to read in its entirety as follows:


           5. The aggregate number of shares which the corporation shall have authority to issue is Fifty Million Nine Hundred Sixty-Six
Thousand Eight Hundred Fifty-Six (50,966,856) shares $.20 par value capital stock with a total par value of Ten Million One Hundred
Ninety-Three Thousand Three Hundred Seventy-One Dollars
($10,193,371.20).